                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                  SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            COMMISSION NUMBER 0-19791

      FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       USF EMPLOYEES' 401K RETIREMENT PLAN

      NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            USFREIGHTWAYS CORPORATION

                       8550 W. BRYN MAWR AVENUE, SUITE 700

                                CHICAGO, IL 60631

                                                      Total Number of Pages 14
                                                      Exhibit Index at Page 12

                       USF EMPLOYEES' 401K RETIREMENT PLAN
                                    FORM 11-K
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                              REQUIRED INFORMATION
                        FINANCIAL STATEMENTS AND SCHEDULE
                           December 31, 2001 and 2000

The following financial statement, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Employees' 401K Retirement Plan.

                                TABLE OF CONTENTS

      1.   Report of Independent Public Accountants

      2. Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

      3. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

      4.   Notes to Financial Statements and Schedules

      5.   Schedule Supporting Financial Statements:

           Schedule H, Line 4i--Schedule of Assets (Held at End of
           Year)--December 31, 2001

      6.   Consent of Independent Auditors (Exhibit 23)

           All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

           The following documents, filed with the Securities and Exchange Commission, are incorporated by reference herein:

           Form S-8 Registration Statement No. 33-57634 filed January 28, 1993 and Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USFreightways Corporation pursuant to the USF Employees' 401K Retirement Plan.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Employees' 401K Retirement Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                             USF EMPLOYEES' 401K RETIREMENT PLAN

                                             By Members of the Plan Committee
                                             administering the USF Employees'
                                             401K Retirement Plan


                                             /s/ Christopher L. Ellis
                                             ------------------------
                                                 Christopher L. Ellis

                                             ------------------------
                                             /s/ Gerard M. Klaisle
                                             ------------------------
                                                 Gerard M. Klaisle

                                             /s/ Stephen G. Dill
                                             ------------------------
                                                 Stephen G. Dill

Date:  May 28, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrative Committee of
USF Employees' 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the USF EMPLOYEES' 401K RETIREMENT PLAN as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USF Employees' 401K Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP


Chicago, Illinois
May 24, 2002

                       USF EMPLOYEES' 401K RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        As of December 31, 2001 and 2000

                                                                          2001                  2000
ASSETS:
    Investments at fair value (Note 3)-
       USFreightways Corp. Common Stock                               $  8,760,122          $  7,421,544
       Aetna Real Estate Fund                                              747,340               893,389
       Fidelity Magellan Fund                                           52,256,906            57,651,110
       Fidelity Equity Income Fund                                      10,002,885             8,851,319
       Fidelity Growth Company Fund                                     67,148,121            91,343,933
       Fidelity Intermediate Bond Fund                                  20,844,967            16,492,443
       Fidelity Blue Chip Growth Fund                                   40,755,865            46,457,583
       Fidelity Asset Manager Fund                                       5,122,174             5,052,862
       Fidelity Retirement Money Market Portfolio                       37,716,342            31,149,660
       Fidelity Managed Income Portfolio                                11,350,019             8,410,469
       Fidelity Diversified International Fund                              49,879                     -
       Pimco Total Return ADM Fund                                         647,564                     -
       Franklin Small Midcap Growth Fund                                   204,757                     -
       Newberger Genesis Trust Fund                                        429,013                     -
       Fidelity Freedom Income Fund                                          1,774                     -
       Fidelity Freedom 2000 Fund                                           92,436                     -
       Fidelity Freedom 2010 Fund                                          907,094                     -
       Fidelity Freedom 2020 Fund                                          677,789                     -
       Fidelity Freedom 2030 Fund                                          141,941                     -
       Fidelity Freedom 2040 Fund                                           18,411                     -
       Spartan US Equity Index Fund                                        246,444                     -
    Participant loans                                                    9,682,648             9,383,792
                                                                      ------------          ------------
                     Total investments                                 267,804,491           283,108,104
                                                                      ------------          ------------
    Receivables-
       Participant contributions                                           802,310               599,272
       Company contributions                                             2,286,100             2,226,677
                                                                      ------------          ------------
                     Total contributions receivable                      3,088,410             2,825,949
                                                                      ------------          ------------
NET ASSETS AVAILABLE FOR BENEFITS                                     $270,892,901          $285,934,053
                                                                      ============          ============

        The accompanying notes are an integral part of these statements.

                       USF EMPLOYEES' 401K RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 For the Years Ended December 31, 2001 and 2000

                                                                             2001                     2000
INVESTMENT INCOME (LOSS):
    Dividend and interest income                                       $   5,222,534            $  18,087,875
    Net depreciation in fair value of investments (Note 2)
                                                                         (38,703,565)             (35,606,894)
                                                                       -------------            -------------
                     Total investment (loss)                             (33,481,031)             (17,519,019)
                                                                       -------------            -------------
CONTRIBUTIONS:
    Participants                                                          25,175,349               21,618,266
    Company                                                               11,122,925               10,319,755
                                                                       -------------            -------------
                     Total contributions                                  36,298,274               31,938,021
                                                                       -------------            -------------
DEDUCTIONS:
    Benefits paid to participants                                        (18,228,301)             (16,679,028)
    Administrative expenses                                                  (52,629)                 (49,790)
                                                                       -------------            -------------
                     Total deductions                                    (18,280,930)             (16,728,818)
                                                                       -------------            -------------
TRANSFERS INTO THE PLAN (Note 1)                                             422,535                  265,704
                                                                       -------------            -------------
                     Net change                                          (15,041,152)              (2,044,112)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                    285,934,053              287,978,165
                                                                       -------------            -------------
    End of year                                                        $ 270,892,901            $ 285,934,053
                                                                       =============            =============

        The accompanying notes are an integral part of these statements.

                       USF EMPLOYEES' 401K RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                           December 31, 2001 and 2000

1.    PLAN DESCRIPTION

      The following description of the USF Employees' 401K Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

      General

      The Plan is a defined contribution plan established by USFreightways Corporation, the principal sponsor of the Plan, under provisions of
      Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers certain employees of USFreightways Corporation, as well as certain employees of the following adopting sponsors of the Plan, all of which are wholly owned subsidiaries of USFreightways Corporation including, USF Bestway Inc., USF Logistics Inc., USF Logistics Services Inc., USF Distribution Services Inc., USF Dugan Inc., USF Sales Corporation, USF Holland Inc., USF Reddaway Inc., USF Red Star Inc., USF Worldwide Inc., USF Logistics (IMC) Inc., USF Glen Moore Inc., and World Trade Transport of Virginia Inc. and their domestic subsidiaries, respectively.

      Hereafter, the principal and adopting sponsors of the Plan are referred to collectively as "the Company" or individually as "each Company." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Unionized employees are excluded from participating in the Plan if they have separately bargained for retirement benefits.

      During 2000, the Company acquired Tri-Star Transportation, Inc., and as result transferred all of the trust assets of its predecessor plan of $422,535 into the Plan in 2001.

      During 2000, USF Distribution Services of Texas, Inc. adopted the Plan, and as a result, transferred all of the trust assets of its predecessor plan of $265,704 into the Plan.

      Plan Administration

      The Plan is administered by the USF Plan Administrative Committee, which is appointed by the Board of Directors of the Company. Plan assets were held by Fidelity Management Trust Company ("Fidelity") as Trustee for the years ended December 31, 2001 and 2000.

      Eligibility

      Effective January 1, 2001, employees are eligible to participate in the Plan after completing 90 days of service from date of hire and having worked at least 250 hours within that period. Prior to January 1, 2001, participants became eligible to enter the plan on January 1, April 1, July 1, or October 1, following the date the participant completed a qualifying year of service.

      Contributions

      Eligible employees can contribute an amount up to 20% of their cash compensation, as defined by the

      Plan, subject to certain limitations under the IRC. Each Company may provide a matching contribution and/or nonelective contribution subject to group discrimination limitations. The Company may also contribute a discretionary amount. The Company made no discretionary contributions during 2001 and 2000.

      Vesting

      Participants are fully vested at all times in their contributions, the Company's matching and/or nonelective contribution, and plan earnings thereon.

      Benefits

      Upon termination of service due to death, disability, retirement, or financial hardship, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan's provisions.

      Participant Accounts

      Each participant's account is credited with the participant's contribution, each Company's matching contribution (if applicable), each Company's nonelective contribution (if applicable), the Company's discretionary contribution (if applicable), and the Plan's earnings allocation. The allocation of plan earnings is based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Loans to Participants

      Subject to such rules and limitations as may be established from time to time, participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their account subject to a limit of the lesser of 50% of their vested account balance, or $50,000. The interest rate on loans is the prime rate reported in The Wall Street Journal in effect on the last day of the month preceding the loan request. Loan repayments are normally made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Income Recognition

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex dividend date.

      Investment Valuation

      Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.

      Net Appreciation in Fair Value of Investments

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net depreciation in fair value of investments.

      Administrative Expenses

      The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans, broker fees and the Real Estate Limited Partnership fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

      Benefit Payments

      Benefits are recorded when paid.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                     December 31
                                                                               2001               2000

                 Fidelity Retirement Money Market Portfolio               $ 37,716,342        $ 31,149,660
                 Fidelity Blue Chip Growth Fund                             40,755,865          46,457,583
                 Fidelity Growth Company Fund                               67,148,121          91,343,933
                 Fidelity Intermediate Bond Fund                            20,844,967          16,492,443
                 Fidelity Magellan Fund                                     52,256,906          57,651,110
                                                                          ============        ============


      During 2001 and 2000, the Plan's investments appreciated (depreciated) (including gains and losses on investments bought and sold, as well as held during the year) in value as follows:

                                                                   2001             2000
                         Mutual funds                       $ (39,140,141)   $ (32,032,160)
                         Common stock                             436,576       (3,574,734)
                                                            -------------    -------------
                                   Total                    $ (38,703,565)   $ (35,606,894)
                                                            =============    =============

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.    TAX STATUS

      The Company has filed for a new determination letter but has not yet received a response.

      The Plan had previously received a favorable determination letter from the Internal Revenue Service dated March 10, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from tax under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.    PARTY IN INTEREST

      Certain Plan investments are funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                       USF EMPLOYEES' 401K RETIREMENT PLAN

                     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2001
          (Employer Identification Number 36-3790696, Plan Number 002)

                                                                                                  Current
      Identity of Issuer                  Description of Investment                                Value
*USFreightways Corporation              USFreightways Corp. Common Stock                      $  8,760,122
*Fidelity Management Trust Company      Aetna Real Estate Fund                                     747,340
*Fidelity Management Trust Company      Fidelity Magellan Fund                                  52,256,906
*Fidelity Management Trust Company      Fidelity Equity Income Fund                             10,002,885
*Fidelity Management Trust Company      Fidelity Growth Company Fund                            67,148,121
*Fidelity Management Trust Company      Fidelity Intermediate Bond Fund                         20,844,967
*Fidelity Management Trust Company      Fidelity Blue Chip Growth Fund                          40,755,865
*Fidelity Management Trust Company      Fidelity Asset Manager Fund                              5,122,174
*Fidelity Management Trust Company      Fidelity Retirement Money Market Portfolio              37,716,342
*Fidelity Management Trust Company      Fidelity Managed Income Portfolio                       11,350,019
*Fidelity Management Trust Company      Fidelity Diversified International Fund                     49,879
*Fidelity Management Trust Company      Pimco Total Return ADM Fund                                647,564
*Fidelity Management Trust Company      Franklin Small Midcap Growth Fund                          204,757
*Fidelity Management Trust Company      Newberger Genesis Trust Fund                               429,013
*Fidelity Management Trust Company      Fidelity Freedom Income Fund                                 1,774
*Fidelity Management Trust Company      Fidelity Freedom 2000 Fund                                  92,436
*Fidelity Management Trust Company      Fidelity Freedom 2010 Fund                                 907,094
*Fidelity Management Trust Company      Fidelity Freedom 2020 Fund                                 677,789
*Fidelity Management Trust Company      Fidelity Freedom 2030 Fund                                 141,941
*Fidelity Management Trust Company      Fidelity Freedom 2040 Fund                                  18,411
*Fidelity Management Trust Company      Spartan US Equity Index Fund                               246,444
*Various Participants                   Participant loans (interest rate varies between
                                            7.75 % and 11.50 %)                                  9,682,648
                                                                                              ------------
*Party in interest.                                                                           $267,804,491
                                                                                              ============

The accompanying notes are an integral part of this schedule

                                  EXHIBIT INDEX

Exhibit Number                                                            Page

23       Consent of Arthur Andersen LLP                                    13

99       Arthur Andersen LLP Quality Control System Letter                 14